                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                  SCHEDULE 13G




            Information to be Included in Statements Filed Pursuant
         to Rules 13d-1(b), (c), and (d) and Amendments Thereto Filed
                             Pursuant to 13d-2(b)

                             (Amendment No._____)*

                           AXSYS TECHNOLOGIES, INC.

--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.01 per share

--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   054615109
                        ------------------------------
                                 (CUSIP number)

                                  May 5, 2000

--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [_] Rule 13d-1(d)

  -------------------                                         ------------------
  CUSIP No. 054615109                 13G                     Page 2 of 14 Pages
  -------------------                                         ------------------


------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
        J O Hambro Capital Management (Holdings) Limited
        No I.R.S. Identification Number

------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
 3.   SEC USE ONLY


------------------------------------------------------------------------------
 4.   CITIZENSHIP OR PLACE OF ORGANIZATION

            England
------------------------------------------------------------------------------
                     5.   SOLE VOTING POWER
                               0
     NUMBER OF

      SHARES       -----------------------------------------------------------
                     6.   SHARED VOTING POWER
   BENEFICIALLY                219,900

     OWNED BY
                   -----------------------------------------------------------
       EACH          7.   SOLE DISPOSITIVE POWER
                               0
    REPORTING

      PERSON       -----------------------------------------------------------
                     8.   SHARED DISPOSITIVE POWER
       WITH                    219,900

------------------------------------------------------------------------------
 9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             219,900

------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                          [_]

------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            5.5%

------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*
            HC, CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

  -------------------                                         ------------------
  CUSIP No. 054615109                 13G                     Page 3 of 14 Pages
  -------------------                                         ------------------


------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
        J O Hambro Capital Management Limited
        No I.R.S. Identification Number

------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
 3.   SEC USE ONLY


------------------------------------------------------------------------------
 4.   CITIZENSHIP OR PLACE OF ORGANIZATION

            England
------------------------------------------------------------------------------
                     5.   SOLE VOTING POWER
                               0
     NUMBER OF

      SHARES       -----------------------------------------------------------
                     6.   SHARED VOTING POWER
   BENEFICIALLY                219,900

     OWNED BY
                   -----------------------------------------------------------
       EACH          7.   SOLE DISPOSITIVE POWER
                               0
    REPORTING

      PERSON       -----------------------------------------------------------
                     8.   SHARED DISPOSITIVE POWER
       WITH                    219,900

------------------------------------------------------------------------------
 9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             219,900

------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                          [_]

------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            5.5%

------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*
            IA, CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

  -------------------                                         ------------------
  CUSIP No. 054615109                 13G                     Page 4 of 14 Pages
  -------------------                                         ------------------


------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
        American Opportunity Trust plc
        No I.R.S. Identification Number

------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
 3.   SEC USE ONLY


------------------------------------------------------------------------------
 4.   CITIZENSHIP OR PLACE OF ORGANIZATION

            England
------------------------------------------------------------------------------
                     5.   SOLE VOTING POWER
                               0
     NUMBER OF

      SHARES       -----------------------------------------------------------
                     6.   SHARED VOTING POWER
   BENEFICIALLY                100,000

     OWNED BY
                   -----------------------------------------------------------
       EACH          7.   SOLE DISPOSITIVE POWER
                               0
    REPORTING

      PERSON       -----------------------------------------------------------
                     8.   SHARED DISPOSITIVE POWER
       WITH                    100,000

------------------------------------------------------------------------------
 9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             100,000

------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                          [_]

------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            2.5%

------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*
            IV, CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

  -------------------                                         ------------------
  CUSIP No. 054615109                 13G                     Page 5 of 14 Pages
  -------------------                                         ------------------


------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
        Christopher Harwood Bernard Mills
        No I.R.S. Identification Number

------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
 3.   SEC USE ONLY


------------------------------------------------------------------------------
 4.   CITIZENSHIP OR PLACE OF ORGANIZATION

            England
------------------------------------------------------------------------------
                     5.   SOLE VOTING POWER
                               0
     NUMBER OF

      SHARES       -----------------------------------------------------------
                     6.   SHARED VOTING POWER
   BENEFICIALLY                219,900

     OWNED BY
                   -----------------------------------------------------------
       EACH          7.   SOLE DISPOSITIVE POWER
                               0
    REPORTING

      PERSON       -----------------------------------------------------------
                     8.   SHARED DISPOSITIVE POWER
       WITH                    219,900

------------------------------------------------------------------------------
 9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             219,900

------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                          [_]

------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            5.5%

------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*
            IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

  -------------------                                         ------------------
  CUSIP No. 054615109                 13G                     Page 6 of 14 Pages
  -------------------                                         ------------------


------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
        Trident North Atlantic Fund
        No I.R.S. Identification Number

------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
 3.   SEC USE ONLY


------------------------------------------------------------------------------
 4.   CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
------------------------------------------------------------------------------
                     5.   SOLE VOTING POWER
                               0
     NUMBER OF

      SHARES       -----------------------------------------------------------
                     6.   SHARED VOTING POWER
   BENEFICIALLY                40,000

     OWNED BY
                   -----------------------------------------------------------
       EACH          7.   SOLE DISPOSITIVE POWER
                               0
    REPORTING

      PERSON       -----------------------------------------------------------
                     8.   SHARED DISPOSITIVE POWER
       WITH                    40,000

------------------------------------------------------------------------------
 9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             40,000

------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                          [_]

------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            1.0%

------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*
            IV, CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                           STATEMENT ON SCHEDULE 13G
                           -------------------------

Item 1(a).  Name of Issuer:
            --------------

      Axsys Technologies, Inc. (the "Company").

Item 1(b).  Address of Issuer's Principal Executive Offices:
            -----------------------------------------------

      910 Sylvan Avenue, Englewood Cliffs, New Jersey 07632.

Item 2(a).  Name of Person Filing:
            ---------------------

      This Statement is filed on behalf of the following five persons, who are collectively referred to as the "Filing Parties":

1. J O Hambro Capital Management (Holdings) Limited ("Holdings") is a corporation organized under the laws of England with its principal office and business at 10 Park Place, London SW1A 1LP England. Holdings functions as the ultimate holding company for J O Hambro Capital Management.

2. J O Hambro Capital Management Limited ("J O Hambro Capital Management"), formerly named J O Hambro & Partners Limited, is a corporation organized under the laws of England with its principal office and business at 10 Park Place, London SW1A 1LP England. J O Hambro Capital Management is principally engaged in the business of investment management and advising. It serves as co-investment adviser to NASCIT and American Opportunity Trust and as investment adviser to Oryx and investment manager to certain private clients.

3. Christopher Harwood Bernard Mills is a British citizen whose business address is 10 Park Place, London SW1A 1LP England. His principal employment includes service as executive director of NASCIT, as a director of J O Hambro Capital Management and Oryx, and as co-investment adviser to NASCIT and American Opportunity Trust.

4. American Opportunity Trust plc ("American Opportunity Trust"), formerly named Leveraged Opportunity Trust plc, is a corporation organized under the laws of England with its principal office and business at 10 Park Place, London SW1A 1LP England. American Opportunity Trust is a publicly-held investment trust company. Christopher Harwood Bernard Mills and J O Hambro Capital Management serve as co-investment advisers to American Opportunity Trust.

5. The Trident North Atlantic Fund ("Trident North Atlantic") is an open-ended investment Company incorporated in the Cayman Islands with its principal office and business at P.O. Box 309 Ugland House, George Town, Grand Cayman, Cayman Islands. Trident is a publicly-held regulated Mutual Fund. Christopher Harwood Bernard Mills serves as a director of Trident and J O Hambro Capital Management serves as an investment adviser to Trident.

Item 2(b).  Address of Principal Business Office or, if None, Residence:
            -----------------------------------------------------------

          The principal business address of the Filing Parties is c/o J O Hambro Capital Management Limited, 10 Park Place, London SW1A 1LP England.


Item 2(c)   Citizenship:
            -----------

          England

Item 2(d)   Title of Class of Securities:
            ----------------------------

          Common Stock, par value $.01 per share


Item 2(e)   CUSIP Number:
            ------------

          054615109

Item 3.     If this statement is filed pursuant to 13d-1(b) or 13d-2(b), check
            ------------------------------------------------------------------
            whether the person filing is a:
            ------------------------------

          Not Applicable

Item 4.     Ownership:
            ---------

          The aggregate number and percentage of the outstanding Common Stock of the Company beneficially owned by each of the Fiing Parties as of May 8, 2000 are as follows:

                                                           Number of       Number of
                                            Number of       Shares:       Shares:Sole
                               Aggregate     Shares:      Sole Shared      or Shared
        Filing                 Number of    Power to        Power to       Power to      Approximate
        Party                   Shares:       Vote            Vote         Dispose        Percentage*
-------------------------    ------------   ---------   -------------   -------------   -------------
Holdings                        219,900             0        219,900         219,900         5.5%

J O Hambro Capital              219,900             0        219,900         219,900         5.5%
Management

Christopher H.B. Mills          219,900             0        219,900         219,900         5.5%

American Opportunity Trust      100,000             0        100,000         100,000         2.5%

Trident North Atlantic           40,000             0         40,000          40,000         1.0%
-----------------------------------------------------------------------------------------------------

          * Based on 3,978,429 shares of Common Stock, par value $.01 per share, outstanding as of May 5,
2000, which is based on information reported in the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2000.

Item 5.  Ownership of Five Percent or Less of a Class:
         --------------------------------------------

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [_]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:
         ---------------------------------------------------------------

     As co-investment advisers to American Oppurtunity Trust, Christopher Harwood Bernard Mills and J O Hambro Capital Management share the right to transfer and vote the shares of Common Stock of the Company pursuant to an agreement dated as of January 7, 1993 between American Opportunity Trust and J O Hambro Capital Management.

     As investment manager for certain of its private clients, J O Hambro Capital Management has the right to transfer and vote the shares of Common Stock of the Company pursuant to either agreements or arrangements entered into with such private clients.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the
         ----------------------------------------------------------------------
         Security Being Reported on by the Parent Holding Company:
         --------------------------------------------------------

     Not Applicable.

Item 8.  Identification and Classification of Members of the Group:
         ---------------------------------------------------------

     See Item 2(a)

Item 9.  Notice of Dissolution of a Group:
         --------------------------------

     Not Applicable.

Item 10. Certification:
         -------------

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 26, 2000                            J O HAMBRO CAPITAL MANAGEMENT


                                               By: /s/ R.G. Barrett
                                                   --------------------
                                               Name:  R.G. Barrett
                                               Title: Director

                                               Executed on behalf of the parties
                                               hereto pursuant to the Joint
                                               Filing Agreement previously
                                               filed.

                                   EXHIBITS

The following documents are filed herewith:

(a) Joint Filing Agreement dated as of May 26, 2000 among Holdings, J O Hambro Capital Management, American Opportunity Trust, Christopher Harwood Bernard Mills and Trident North Atlantic.

                            JOINT FILING AGREEMENT

                             JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13G dated May 26, 2000 with respect to the shares of Common Stock, $0.01 par value, of Axsys Technologies, Inc. and any further amendments thereto executed by each or any of us shall be filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.



Date: May 26, 2000         J O HAMBRO CAPITAL MANAGEMENT LIMITED


                                 By:  /s/ R. G. Barrett
                                      ------------------------------
                                 Name:   R. G. Barrett
                                 Title:  Director



Date: May 26, 2000         J O HAMBRO & CAPITAL MANAGEMENT
                                 (HOLDINGS) LIMITED


                                 By:  /s/ R. G. Barrett
                                      -------------------------------
                                 Name:   R. G. Barrett
                                 Title:  Director



Date: May 26, 2000         AMERICAN OPPORTUNITY TRUST PLC

                                 By:  J O Hambro Capital Management Limited,
                                            Its investment advisor

                                 By:  /s/ R. G. Barrett
                                      -----------------------------------
                                 Name:   R. G. Barrett
                                 Title:  Director



Date: May 26, 2000         CHRISTOPHER H. B. MILLS


                                 By:  /s/ C. H. B. Mills
                                      ------------------------------------

Date:
May 26, 2000               THE TRIDENT NORTH ATLANTIC FUND

                                 By:  J O Hambro Capital Management Limited,
                                            Its investment advisor


                                 By:  /s/ R. G. Barrett
                                      -----------------------------------
                                 Name:   R. G. Barrett
                                 Title:  Director